Exhibit 99.1

Transition Therapeutics Announces First Quarter Fiscal 2015 Financial Results

TORONTO, ON, November 12, 2014 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a biopharmaceutical development company advancing novel therapeutics for CNS and metabolic disease indications, today announced its financial results for the three month period ended September 30, 2014.

Selected Highlights

Highlights for the Company during the three month period ended September 30, 2014 and up to the date of this press release include the following:

ELND005:

•	November 4, 2014 - Transition announced findings from a Phase 2 study of neuropsychiatric drug candidate, ELND005, as an adjunctive maintenance treatment for bipolar disorder type I patients (BPD). Transition’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited (“TTIL”) terminated the bipolar disorder Phase 2 study on April 7, 2014 for business reasons. TTIL has completed a review of the data from this bipolar disorder Phase 2 study. Overall, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences favoring ELND005.

TT401:

•	Transition has paid two of three installment payments totaling US$10 million to diabetes drug candidate development partner Lilly upon the achievement of 50% patient enrollment for the currently on-going Phase 2 clinical trial in type 2 diabetic patients.

Corporate Developments:

•	July 11, 2014 - Transition announced that Carl Damiani has been appointed to the role of Chief Operating Officer of Transition.

Financial Liquidity

At September 30, 2014, the Company’s cash and short term investments were $45,855,591.

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The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

During the three month period ended September 30, 2014, the Company recorded a net loss of $15,695,324 ($0.45 loss per common share) compared to a net loss of $2,331,186 ($0.08 loss per common share) for the three month period ended September 30, 2013.

Research and development expenses increased to $16,034,891 for the three month period ended September 30, 2014 from $1,007,846 for the three month period ended September 30, 2013. The increase in research and development expenses is primarily due to an increase in clinical development costs related to the re-acquired rights to the drug candidate ELND005. The increase is also attributed to an increase in development costs associated with diabetes drug candidate TT401 as the Company paid Lilly US$6 million upon the achievement of the first milestone when 20% patient enrollment was achieved.

General and administrative expenses increased to $1,305,832 for the three month period ended September 30, 2014 from $947,360 for the three month period ended September 30, 2013. The increase in general and administrative expenses is primarily due to increases in professional fees and compensation costs.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

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CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	As at September 30, 2014	As at June 30, 2014

Assets
Current assets
Cash	42,782,040	57,212,004
Short term investments	3,073,551	3,059,562
Other receivables	204,208	220,514
Investment tax credits receivable	254,886	212,393
Prepaid expenses and deposits	326,084	36,656
	46,640,769	60,741,129

Non-current assets
Property and equipment	183,222	158,926
Intangible assets	7,855,897	8,007,181
Total assets	54,679,888	68,907,236

Liabilities
Current liabilities
Trade and other payables	6,150,089	5,963,258
	6,150,089	5,963,258

Non-current liabilities
Contingent consideration payable	4,207,774	3,838,286
Leasehold inducement	8,574	11,432
Total liabilities	10,366,617	9,812,976

Equity attributable to owners of the Company
Share capital	207,383,967	207,374,493
Warrants	5,176,397	5,176,397
Contributed surplus	14,768,221	14,768,221
Share-based payment reserve	3,753,910	2,866,292
Accumulated other comprehensive income	41,451	24,028
Deficit	(186,810,495)	(171,115,171)
Total equity	44,313,451	59,094,260

Total liabilities and equity	54,679,888	68,907,236

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CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended September 30, 2014 and 2013

(Unaudited)

In Canadian Dollars, except per share data	September 30, 2014	September 30, 2013

Expenses
Research and development	16,034,891	1,007,846
Selling, general and administrative expenses	1,305,832	947,360

Operating Loss	(17,340,723)	(1,955,206)
Change in fair value of contingent consideration payable	(225,301)	-
Interest income	65,693	46,137
Foreign exchange gain (loss)	1,805,007	(422,117)
Net loss for the period	(15,695,324)	(2,331,186)

Other comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment	17,423	-
Comprehensive loss for the period	(15,677,901)	(2,331,186)
Basic and diluted net loss per common share	(0.45)	(0.08)

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Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com